YY Group Holding Ltd.

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

March 20, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Mr. Scott Anderegg

Re:	YY Group Holding Ltd.
Registration Statement on Form F-1 Amendment No. 3
Response dated March 12, 2024
File No. 333-275486

Dear Mr. Scott Anderegg,

This letter is in response to your letter on March 18, 2024, in which you provided comments to the written response letter of YY Group Holding Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on March 12, 2024. We set forth below in bold the comments in your letter relating to the written response letter followed by our responses to the comments.

Response Letter Submitted March 12, 2024

General

1.

We note your response to comment 3. Please expand your disclosure regarding the relationship between Zhang Fan and the Resale Shareholder, including the date on which the Resale Shareholder received the shares, the value of the shares, and the percentage of Zhang Fan’s total beneficial interest in the company that the shares represented prior to being transferred to the Resale Shareholder.

We also note that Zhang Fan sought the expertise of the Resale Shareholder “in a personal capacity,” and that the services provided to her by the Resale Shareholder included “advice on internal control procedures, board-level guidance, goal alignment, succession planning, leadership development, stakeholder management. . . and coordination with relevant personnel.” Please explain how advice on such matters constitutes advice to Zhang Fan “in a personal capacity” as opposed to in connection with her role as a director of the board of the company and spouse of the Chairman/CEO of the company.

Finally, please revise your registration statement to disclose VCQ’s role as your IPO Consultant, including the material terms of your agreement with VCQ, the services and consideration provided in accordance with such agreement, whether VCQ is a related party, and the manner in which you became acquainted with and retained VCQ.

For further guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

RESPONSE: We respectfully advise the Staff that we have revised page Alt-2 of the registration statement to disclose that Zhang Fan (“Ms. Zhang”) transferred 1,631,700 Class A Ordinary Shares of the Company (the “Shares”) to the Resale Shareholder, V Capital Consulting Limited (“VCC”) on November 9, 2023, pursuant to a consulting agreement between Zhang Fan and the Resale Shareholder, dated December 1, 2022 (the “Consulting Agreement”). Pursuant to the Consulting Agreement, Ms. Zhang shall pay VCC 4.9% of the Company’s total outstanding listing shares from her own holding. The Resale Shares were not given a finite value at the time of the Consulting Agreement and are subject to the Company’s market capitalization and/or share price at such time that VCC sells its shares. Prior to the transfer of Shares, which was used as consideration to VCC, Zhang Fan held 14,455,330 Class A Ordinary Shares, representing 43.41% of Company’s total number of Class A Ordinary Shares outstanding at the time. The Shares represented 4.9% of the Company’s total number of Class A Ordinary Shares outstanding at the time.

We clarify for the Staff that VCC’s service for Ms. Zhang is being provided with the objective of assisting Ms. Zhang to enhance her understanding of her role as a director and management within a Nasdaq-listed company. Specifically, she is focusing on strategic vision, governance oversight, risk management, human capital management, and stakeholder engagement as a board director and substantial shareholder of the Company. Ms. Zhang is the spouse of the founder of our operating subsidiary. While these skills could be transferrable to help the governance of a listed company, Ms. Zhang’s engagement with VCC was a separate one in addition to Company’s engagement with VCQ relating to its going public effort, and exclusively for her own personal benefit. As a result, Ms. Zhang agreed to compensate VCC with her personal shares as consideration for the services. The Shares were transferred on November 9, 2023 as the agreed and services were rendered by VCC during the contract period.

We have also revised page 85 of the registration statement to disclose that the Company has engaged V Capital Quantum Sdn Bhd (“VCQ”) to serve as the initial public offering consultant for the Company since October 27, 2022. Pursuant to a subsequent amended and restated engagement letter dated November 3, 2023 (the “VCQ Agreement”), the detailed scope of services offered by V Capital Quantum Sdn Bhd are the following:

(a)	review, advise and assist with the reorganization process, if necessary, for the purpose of forming a group for the listing effort;

(b)	develop a capital market storyline in connection with the listing;

(c)	perform due diligence on the business of the Company;

(d)	prepare proposal on the listing scheme and business metrics;

(e)	review the operating and financial performance, governance and management structure of the Company;

(f)	establish detailed capital market strategies and corporate plans aiming to maximize company’s value in preparation of the listing effort;

(g)	prepare roadmap and requirements to be followed for the listing effort;

(h)	establish a fully functional and customizable secure virtual data room;

(i)	interview the professionals required for the listing effort and make such recommendations for the Company’s engagement;

(j)	arrange for the formation of the due diligence working group (“DDWG”);

(k)	management of the DDWG in producing professional materials in a timely manner;

(l)	prepare, advise and assist the company throughout the listing process, including the due diligence exercise and the drafting of the registration statement;

(m)	manage the listing process from Company’s perspective;

(n)	liaise and coordinate with other professional parties, including the legal advisers, auditors and underwriters, and intermediaries involved in the listing effort and attend meetings in relation to the listing effort whenever reasonably necessary;

(o)	review, comment and assist in responding to SEC and NASDAQ in regard to any queries that may arise;

(p)	prepare and assist in obtaining all requisite regulatory approvals;

(q)	prepare and assist in the issuance of press release announcing pricing of listing shares;

(r)	assist in the planning of any further processes required pre-offering; and

(s)	assist to identify an underwriter for capital raise of up to USD 15,000,000 on a best effort basis by VCQ.

The material terms of the VCQ Agreement consist of the following: -

1.	The Company shall pay VCQ service fees in an aggregate amount of US$2,000,000, of which (i) US$400,000 shall be paid in cash and (ii) US$1,600,000 shall be paid in the form of 800,000 ordinary shares to be issued by the Company, valued at $2.00 per share. The Company discharged its obligations pertaining to the cash fee on April 23, 2023 and issued 800,000 ordinary shares on February 21, 2023.

2.	The term of the engagement shall be for a minimum period of twelve (12) months from the date of acceptance of the engagement letter (“Initial Term”) i.e., November 3, 2023, subject to an extension period as may be mutually agreed between parties at the end of the Initial Term.

A copy of the VCQ Agreement which contains the detailed terms and services provided has been previously filed as Exhibit 10.11. We have removed Exhibit 10.12 as it is no longer in effect since the Company and VCQ entered into the VCQ Agreement.

We further note for the Staff that VCQ has since disposed the 800,000 ordinary shares on March 20, 2023 (which was later redesignated as Class A Ordinary Shares on July 24, 2023), to an independent third party, Aaron Gomez， at US$2.00 per share for a total consideration of US$1,600,000, and is no longer a shareholder of the Company. As such, the Company respectfully advise the Staff that the Company does not deem VCQ as a related party.

VCQ was introduced to our CEO Fu Xiaowei through a personal relationship. At the time, the Company was looking for funding sources and seeking public listing possibilities. VCQ, as a wholly owned subsidiary of later Nasdaq-listed VCI Global Limited, was in the process of seeking Nasdaq listing itself. Upon multiple rounds of discussion, the Company’s management was impressed by VCQ’s expertise in US listing and network of professional parties that could assist with the US listing. On October 27, 2022, the Company decided to engage VCQ as its IPO consultant.

The Company has also referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09 and respectfully advise the Staff that in accordance with the interpretive guidance provided by the Staff in Questions 612.09 of the Compliance and Disclosure Interpretations (“C&DI”) for Securities Act Rules, the proposed offering is appropriately characterized as a secondary offering.

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

●	how long the selling shareholders have held the shares;

●	the circumstances under which the selling shareholders have received the shares;

●	the relationship of the selling shareholders to the issuer;

●	the number of shares being sold;

●	whether the selling shareholders are in the business of underwriting securities; and

●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Resale Offering”) of up to 1,631,700 Class A Ordinary Shares of the Company by VCC is not, and should not be considered, a primary offering of the Shares to the public and that the shares held by VCC is not, and should not be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Resale Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required of the Resale Shareholder.

A.	How Long VCC Has Held the Shares

VCC received the Shares as part of the Consulting Agreement on November 9, 2023, and therefore has been held for approximately 130 days. While VCC has held the Shares for less than one year, VCC cannot be assured that the Registration Statement will be declared effective or that the public offering will be approved and/or completed. In other words, VCC is subject to the full economic and market risks of their investment since the date of the acquisition of the Resale Shares. Further, although the Registration Statement covers all of the shares of the Company owned by VCC, VCC do not currently intend to dispose of all of such shares in a single transaction; thus, VCC will continue to bear the market risk of holding the Shares even after the effectiveness of the Registration Statement. The Company believes that the period of time that VCC will have held the Shares and have borne the economic and market risk of such ownership, together with the additional factors described herein, evidence that VCC is acting for its own behalf and is not acting as a statutory underwriter.

B.	The Circumstances Under Which VCC Received the Shares

As disclosed above, VCC received the Shares as compensation for services rendered to Ms. Zhang in her personal capacity with the objective of assisting Ms. Zhang to enhance her understanding of her role as a director and management within a Nasdaq-listed company in a separate standalone transaction that involved Ms. Zhang and VCC per the Consulting Agreement dated December 1, 2022. Furthermore, VCC did not acquire the Resale Shares under circumstances that would indicate that they were receiving compensation from the Company or that the Company has any financial interest in the sale of the Shares by VCC.

C.	The Relationship of VCC to the Company

Pursuant to the VCQ Agreement dated November 3, 2023, as described above, VCQ is a third party consultant to the Company. VCC is a direct wholly owned subsidiary of VCQ. VCC is not an affiliate of the Company in any way and received the Shares as compensation for services rendered to Ms. Zhang in a standalone separate transaction. The consideration of the Shares from Ms. Zhang is a standalone decision as evidenced by arms-length negotiations between Ms. Zhang and VCC. Such negotiations between Ms. Zhang and VCC lasted several weeks, and the amount of shares ultimately agreed as compensation for services rendered to Ms. Zhang rested solely on the negotiations between VCC and Ms. Zhang.

Furthermore, the Company is neither aware of any evidence that VCC have any plan to act in concert with a third party to effect a distribution of the Resale Shares. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the VCC that have or are currently intended to take place if the Registration Statement is declared effective. In fact, after the Registration Statement is declared effective, VCC intends to sell the Resale Shares by way of ordinary trading transactions, through broker-dealers or more of the other methods as disclosed in “Plan of Distribution” section of the Resale Prospectus.

In addition, VCC, instead of the Company, would be responsible for paying any broker-dealer fees or commissions directly to the broker-dealers they engage to assist in selling the Shares. For this reason and the discussions above, the Company believes VCC did not acquire the shares with a view to distribution and thus should not be viewed as “underwriters” in connection with the Offering of the Company.

D.	The Number of Shares Being Registered

VCC is looking to register the Shares obtained as compensation for services rendered to Ms. Zhang. These Shares would represent approximately 4.9% of the total number of outstanding Class A Ordinary Shares at the time of listing, which is less than the 5% threshold of a principal shareholder.

E.	Whether VCC Is In the Business of Underwriting Securities

We confirm that VCC is not in the business of underwriting, and its core business lies in providing advisory services. As described in our prior draft response letter submitted on March 12, 2024, we reiterate that VCC is an indirect subsidiary of VCI Global Limited (“VCI”), a Nasdaq-listed and SEC-reporting company which discloses its business affairs with the SEC. It holds this position by virtue of being a direct wholly owned subsidiary of VCQ, which, in turn, is a direct wholly owned subsidiary of V Capital Kronos Berhad, which in turn is a direct wholly owned subsidiary of VCI.

Furthermore, VCC have not entered into any underwriting relationships with the Company, or have any contractual, legal or other relationship with the Company that would control the timing, nature or amount of resales of the Shares or even whether any of the Shares will be resold at all under the Registration Statement.  VCC will receive no commission or other payment from the Company for VCC’s sale of the Shares in the open market, and the Company will receive no portion of the proceeds from any sales of the Shares. Therefore, the Company believes that VCC are not in the business of underwriting securities.

F.	Whether Under All Circumstances It Appears That VCC Is Acting as a Conduit For the Company

We confirm that the Company has no contractual, legal or other relationship or obligation with VCC that would control the timing, nature and amount of resales of the Shares following the effectiveness of the Registration Statement or whether the Shares will be resold at all by VCC under the Registration Statement. The Company has no contracts, commitments, arrangements or understandings with VCC to carry out any transaction in the Shares. In addition, at the time of acquisition of the Shares, to the Company’s knowledge, VCC does not have any agreements or understandings, directly or indirectly, with any person to distribute the Shares.

Conclusion: For the reasons stated above, we believe that the resale offering is not an indirect primary offering by the Company and that the Resale Shareholder is not, and should not be, considered an “underwriter” of the Shares within the meaning of Section 2(a)(11) of the Securities Act. We respectfully submit that sales by the Resale Shareholder pursuant to the Registration Statement should be considered secondary offerings under Rule 415(a)(1)(i).

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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